RMS

From: 018 17:50 #901 P.001/002

18006923

Mail Processing Section
MAR 06 2018
Washington DC
408

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
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| SEC FILE NUMBER |
|---|
| 8-29897 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALL STREET CAPITAL CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9909 CLAYTON ROAD
(No. and Street)

ST. LOUIS (City) MO (State) 63124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES NEMEC, PRESIDENT 636-778-1226
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLT & PATTERSON LLC
(Name – *if individual, state last, first, middle name*)

260 CHESTERFIELD IND BLVD (Address) CHESTERFIELD (City) MO (State) 63005 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BW

# OATH OR AFFIRMATION

I, CHARLES NEMEC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALL STREET CAPITAL CORP, as of FEBRUARY 28, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jack McMullin
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: July 18, 2021
Commission Number: 17695088

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WALL STREET CAPITAL CORPORATION

FINANCIAL STATEMENTS & SUPPLEMENTAL INFORMATION

For the Fiscal Year Ended December 31, 2017

# CONTENTS



*********

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*

HOLT &
PATTERSON,
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Wall Street Capital Corporation

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Wall Street Capital Corporation ("The Company") as of December 31, 2017, the related statements of income. changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wall Street Capital Corporation as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Wall Street Capital Corporation's management. Our responsibility is to express an opinion on Wall Street Capital Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wall Street Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information on pages 9-10 has been subjected to audit procedures performed in conjunction with the audit of Wall Street Capital Corporation's financial statements. The supplemental information is the responsibility of Wall Street Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 9-10 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
We have served as Wall Street Capital Corporation's auditor since 2010.
Chesterfield, MO
February 28, 2018

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Wall Street Capital Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Wall Street Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wall Street Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Wall Street Capital Corporation stated that Wall Street Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Wall Street Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wall Street Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO
February 28, 2018

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

**WALL STREET CAPTIAL CORPORATION**
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and Cash Equivalents | $ | 10,008 |
| Total Current Assets | | $10,008 |
| **FIXED ASSETS** | | |
| Furniture and Equipment | $ | 1,390 |
| Equipment | $ | 5,850 |
| Improvements | $ | 850 |
| Accumulated Depreciation | $ | (8,090) |
| Total Fixed Assets | $ | - |
| **TOTAL ASSETS** | $ | 10,008 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Total Current Liabilities | $ | - |
| **DEFFERRED INCOME TAXES** | $ | - |
| Total Liabilities | $ | - |
| **STOCKHOLDER'S EQUITY:** | | |
| Common Stock, par value $1 per share | | |
| Authorized - 30,000 shares | | |
| Issued and Outstanding: 1000 shares | $ | 1,000 |
| Additional Paid in Capital | $ | 24,388 |
| Accumulated Deficit | $ | (15,380) |
| Total Stockholder's Equity | $ | 10,008 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 10,008 |

See Independent Auditor's Report and Accompanying Notes

**WALL STREET CAPITAL CORPORATION**
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

| | | |
|---|---|---|
| **REVENUE:** | | |
| Commissions and Fee income | $ | 692 |
| **General & Administrative Expenses** | | |
| Other Expenses | $ | 1,954 |
| Membership Fees | $ | 395 |
| Total Current and Administrative Fees | $ | 2,349 |
| **Income (Loss) from Operations** | $ | (1,657) |
| **Net Income** | $ | (1,657) |

See Independent Auditor's Report and Accompanying Notes

WALL STREET CAPITAL CORPORATION
STATEMENT IN CHANGES IN STOCKHOLDER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2017

| | COMMON STOCK | ADDITIONAL PAID IN CAPITAL | RETAINED EARNINGS DEFICIT | TOTAL |
|---|---|---|---|---|
| BALANCE, BEGINNING OF YEAR | $ 1,000 | $ 22,538 | $ (13,723) | $ 9,815 |
| COMPREHENSIVE INCOME | | | | |
| NET INCOME (LOSS) | | | $ (1,657) | $ (1,657) |
| ADDITIONAL PAID IN CAPITAL | | $ 1,850 | | $ 1,850 |
| BALANCE, END OF YEAR | $ 1,000 | $ 24,388 | $ (15,380) | $ 10,008 |

See Independent Auditor's Report and Accompanying Notes

WALL STREET CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net Income (Loss) | $ (1,657) |
| Net Cash provided by (used in) Operating Activities | $ (1,657) |
| NET CASH FLOWS FROM INVESTING ACTIVITIES | |
| Net Cash provided by (used in) Investing Activities | |
| NET CASH FLOWS FROM FINANCING ACTIVITIES | |
| Additional Paid in Capital | $ 1,850 |
| Net Cash Provided by (Used in) Financing Activities | $ 1,850 |
| NET INCREASE (DECREASE) IN CASH | $ 193 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | $ 9,815 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 10,008 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | |
| Cash paid for interest | $ - |
| Cash paid for Taxes | $ - |

See Independent Auditor's Report and Accompanying Notes

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

Wall Street Capital Corporation (the Company) is a registered securities broker/dealer and is a member of the Financial Industry Regulatory Authority. The Company clears all customer transactions through another broker/dealer on a fully disclosed basis. The Company does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3. The Company is registered with the Securities and Exchange Commission (the SEC). Wall Street Capital Corporation is located in St Louis MO. Most of its clients are individuals who reside in the St Louis Metropolitan area.

### Revenue Recognition

Revenue from trailing commissions changes from quarter to quarter so no accrual for revenue is made. Instead, revenue is recognized when received.

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance accounts and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered treasonable by management. No allowance for doubtful accounts was considered necessary at December 31, 2017. Bad debt expense was $0 for 2016.

### Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal and state income taxes on its income. The stockholder of the Company is liable for income taxes on the Company's taxable income. Accordingly, the Company does not record a provision for income taxes.

The Company adopted guidance issued by the FASB Accounting Standards Codification 740-10, Income Taxes on accounting for uncertainty in income taxes, which requires recognition, measurement and disclosure of uncertain tax positions recognized in an enterprises financial statements.

This guidance requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns to determine whether these positions meet a "more likely than not" standard that based on technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more likely than not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

The federal and state income tax returns for the Company for 2014 through 2017 are subject to examination by respective taxing authorities generally for three years after they are filed.

If applicable, the Company recognizes interest and penalties related to the unrecognized tax benefits in expense in the statement of operations.

These provisions require the Company to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. As of and for the year ending December 31, 2017, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax position for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include all temporary cash investments purchased with an original maturity of six months of less. The Company maintains an account with Busey Bank formerly known as Pulaski Bank. Busey Bank provides $250,000 of deposit insurance through the Federal Depositors Insurance Corporation. There were no amounts in excel of insured limits on December 31, 2017.

Property and Equipment

Property and Equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight line method for financial statement purposes. The Company uses other depreciation methods (general, accelerated depreciation methods) for tax purposes where appropriate. Property and equipment totaling $8,090 were fully depreciated as of December 31, 2017.

NOTE 2 – NET CAPITAL REQUIRMENTS

Wall Street Capital Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital of $5,000 and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The Company's net capital and the required minimum net capital was $10,008 and $5,000 respectively at December 31, 2017, resulting in net capital of $5,008 in excess of the minimum requirement.

NOTE 3- SUBSEQUENT EVENTS

In accordance with ASC 855, the Company evaluated subsequent events through February 28, 2018, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosures in these financial statements.

WALL STREET CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15 C3-1 AT DECEMBER 31, 2017

| | | 2017 |
|---|---|---|
| **Total Ownership Equity from Statement of Financail Condition** | $ | 10,008 |
| **DEDUCTIONS:** | | |
| Total Non-Allowable Assets: | | |
| Commissions Receivable > 30 Days | $ | - |
| Net Capital before Haircuts on Securities Positions | $ | 10,008 |
| **HAIRCUTS ON SECRUITIES** | | |
| Trading and Investment Securities | | |
| Money Market - 2% | $ | - |
| **Net Capital** | $ | 10,008 |
| **Less: Required Minimum Capital** | $ | (5,000) |
| **NET CAPITAL IN EXCESS OF REQUIRMENT** | $ | 5,008 |
| AGGREGATE INDEBTEDNESS | NA | |
| PERCENTAGE OF DEBT TO DEBT EQUITY RATIO | NA | |

See Independent Auditor's Report and Accompanying Notes

WALL STREET CAPITAL CORPORATION
RECONCILIATION OF THE AUDITED COMPUTATION OF NET
CAPITAL AND THE UNAUDITED FOCUS REPORT AT DECEMBER 31, 2017

| | 2017 |
|---|---|
| Total Ownership Equity from Statement of Financial Condition - Unaudited | $ 10,008 |
| Adjustments: Increase (Decrease) Adjust Investment Funds Account | $ - |
| Total Increase (Decrease) in Ownership Equity | $ - |
| Total Ownership Equity from Statement of Financial Condition - Unaudited | $ 10,008 |
| Total Non Allowable Assets - Audited | $ - |
| Haircuts on Securities: | |
| Trading and Investment Securities | $ - |
| Money Market - 2% | $ - |
| Net Capital | $ 10,008 |
| Net Capital, as reported in Company's Part 11 (Unaudited) | |
| FOCUS REPORT | $ 10,008 |

Note: There are no material differences between the net capital calculation above and the net capital reported on Form FOCUS X -17A {art 11A at December 31, 2017

See Independent Auditor's Report and Accompanying Notes

# WALL STREET CAPITAL CORP.

9909 Clayton Rd.
Ladue, Mo. 63124
(636) 778-1225

## EXEMPTION REPORT

**SEC RULE 17a5(d)(4)**

**WALL STREET CAPITAL CORPORATION**

The information below is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a5(d)(4):

* Wall Street Capital Corporation is a broker/dealer registered with the SEC and FINRA
* Wall Street Capital Corporation claimed an exemption under paragraph (k)(1) of Rule 15c3-3 for the fiscal year ended December 31, 2017
* Wall Street Capital Corporation is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:

  Broker-dealers that limit their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it can not hold funds or securities for, or owe money or securities to, customers.

* Wall Street Capital Corporation has met the identified exemption provisions in paragraph (k)(1) of Rule 15c3-3 throughout the period of January 1st, 2017 through December 31st, 2017 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Charles S. Nemec
President